Vorys, Sater, Seymour and Pease LLP Legal Counsel	106 South Main St.
Suite 1100
Akron, Ohio 44308

330.208.1000 | www.vorys.com

Founded 1909
J. Bret Treier
Direct Dial   (330) 208-1015
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Email jbtreier@vorys.com
February 8, 2010
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn.: Edward M. Kelly

Re:	A. Schulman, Inc.
Registration Statement on Form S-4
Filed December 30, 2009
File No. 333-164085
Annual Report on Form 10-K for the fiscal year ended August 31,
2009 Filed October 26, 2009
File No. 0-7459

ICO, Inc.
Annual Report on Form 10-K for the fiscal year ended September 30,
2009 Filed December 4, 2009
File No. 1-8327
Dear Mr. Kelly:
               This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated January 27, 2010, related to the proxy statement/prospectus to be furnished to the shareholders of ICO, Inc. (“ICO”) in connection with the solicitation of proxies by the Board of Directors of ICO relative to the pending acquisition of ICO by A. Schulman, Inc. (“A. Schulman”). The following paragraphs include each of your comments numbered to match the corresponding comment in your letter followed by A. Schulman’s response:
General
1.	Please revise the registration statement to provide updated interim financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.
Columbus | Washington | Cleveland | Cincinnati | Alexandria | Akron | Houston

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

               Response:
               A. Schulman advises the Staff that as of the filing date of its initial Form S-4 filing on December 30, 2009, the first fiscal quarter interim financial statements for both A. Schulman and ICO were not finalized. Consequently, interim financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X for interim financial statements were not included. As of the filing of A. Schulman’s Form S-4/A on February 8, 2010, the first quarter of fiscal 2010 financial statements are finalized for both A. Schulman and ICO and have been included. See the disclosure provided under the captions “SELECTED HISTORICAL FINANCIAL INFORMATION” and “UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS” (pages 15-20 and 100-104 of the Form S-4/A, respectively).
2.	Given your adoption of FASB ASC 810-10-65-1 on September 1, 2009, please tell us if and how you have considered the impact of the FASB ASC 810-10-65-1 on the annual historical financial statements and related disclosures in the Form S-4. In addition, we remind you that the pro forma financial statements should be retroactively revised to reflect the adoption of FASB ASC 810-10-65-1.
               Response:
               A. Schulman advises the Staff that it assessed the impact that resulted from A. Schulman’s adoption, as of September 1, 2009, of the new accounting standard, FASB ASC 810-10-65-1 in the consolidated financial statements prior to filing the initial Form S-4. Based on this assessment, the unaudited pro forma condensed combined financial statements for the twelve months ended August 31, 2009 and other selected historical financial information were not adjusted to reflect the adoption of FASB ASC 810-10-65-1, as the impact was not considered material to the financial statements and related disclosures (non-controlling interest results for the year ended August 31, 2009 was $349,000 of $11,180,000 of income from continuing operations). A. Schulman has revised the disclosure provided under the captions “SELECTED HISTORICAL FINANCIAL INFORMATION” and “UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS” (pages 15-20 and 101-104 of the Form S-4/A, respectively), to include financial information for each of the three months ended November 30, 2009 and 2008, which reflects the adoption of FASB ASC 810-10-65-1. A. Schulman will continue to apply prospectively its adoption of ASC 810-10-65-1 and will revise comparable periods in future Commission filings.
3.	Where you include the boards’ recommendation, disclose with equal prominence that board members will directly benefit from the merger.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

               Response:
               A. Schulman advises the Staff that A. Schulman and ICO provided significant disclosure throughout the initial Form S-4 filing relating to the interests of ICO’s board of directors, and alerting ICO shareholders that they should consider such interests when evaluating the ICO board’s recommendation. However, in response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “SUMMARY — Recommendation of the ICO Board of Directors” (page 7 of the Form S-4/A) to enhance the disclosure of the interests of ICO’s directors.
Opinion of ICO’s Financial Advisor, page 5
4.	Please disclose the amount to be paid to the financial advisor as well as the amount contingent upon consummation of the proposed merger.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “SUMMARY — Opinion of ICO’s Financial Advisor” (page 5 of the Form S-4/A) to include the requested information.
Interests of ICO Directors and Executive Officers in the Merger, page 8
5.	Please quantify in dollars the aggregate amount of compensatory payments and all other benefits that all executive officers, directors, and key employees will receive as a result of the transaction. Provide this information on an individual and group basis here and on page 66.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the captions “SUMMARY — Interests of ICO Directors and Executive Officers in the Merger” and “THE MERGER — Interests of ICO Directors and Executive Officers in the Merger” (pages 8-9 and 73, respectively, of the Form S-4/A) to include the requested information.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

Selected Unaudited Pro Forma Combined Financial Information, page 15
6.	It appears to us that you should consistently indicate, including in the second sentence, that the selected unaudited pro forma condensed combined financial data were prepared using the “acquisition” method of accounting. Please revise.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the captions “SUMMARY — Accounting Treatment of the Merger,” “SELECTED HISTORICAL FINANCIAL INFORMATION — Unaudited Pro Forma Combined Financial Information” and “THE MERGER — Accounting Treatment of the Merger” (pages 11, 17 and 77 of the Form S-4/A, respectively) to include the requested language.
Background of the Merger, page 41
7.	The discussion in this section should describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, explain the material issues discussed, and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure in this regard. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure. We may have additional comments.
               Response:
               In response to the Staff’s comment and following consultation with ICO, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (pages 43-52 of the Form S-4/A) in response to comments 8-19 and to include the requested information.
8.	Please elaborate on the role of Arthur D. Little, Inc. We may have additional comments.
               Response:
               In response to the Staff’s comment and following consultation with ICO, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (page 47 of the Form S-4/A) to include the requested information.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

9.	Please disclose who initiated the January 2008 meeting mentioned in the third paragraph of this section as well as the substance and conclusions of the discussions.
               Response:
               In response to the Staff’s comment and following consultation with ICO, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (page 43 of the Form S-4/A) to include the requested information.
10.	Please clarify Mr. Knapp’s role in light of the statement that in February 2009, the ICO board of directors determined that Mr. Knapp should cease discussions regarding any potential merger or sale involving ICO as long as ICO was in the process of searching for a new chief executive officer.
               Response:
               In response to the Staff’s comment and following consultation with ICO, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (pages 43-44 of the Form S-4/A) to include the requested information.
11.	In the third paragraph, identify A. Schulman’s former chief executive officer with whom Mr. A. John Knapp, Jr. had occasional conversations in early 2008 and provide more detail about those conversations as they concerned a potential business combination.
               Response:
               A. Schulman advises the Staff that it has determined, following consultation with ICO, that a conversation between Mr. Knapp and A. Schulman’s former chief executive officer occurred in late 2007—well over two years ago—and no such conversations occurred in early 2008. A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (page 43 of the Form S-4/A) accordingly.
12.	Please disclose whether the industry-related topics discussed in early March between Messrs. Knapp and Gingo included potential business combinations.
               Response:
               A. Schulman advises the Staff that the topics discussed in early March 2009 between Messrs. Knapp and Gingo did not include potential business combinations.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

13.	Please provide more information about the April 2, 2009 meeting. Specifically, describe the alternative transactions discussed and conclusions drawn.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (page 44 of the Form S-4/A) to include the requested information.
14.	Please provide more detail about the material regular meetings A. Schulman’s special committee held during April and May 2009.
               Response:
               A. Schulman advises the Staff that the material meetings that A. Schulman’s special committee held during April and May 2009 are already described on pages 44-45 of the Form S-4/A.
15.	Please provide more information about the meetings held on May 5 and 6, 2009, including the reasons why ICO did not choose a transaction with Company A. Confirm that no other offers were made to combine with ICO or disclose the amount and form of consideration and the reasons for rejecting the offer(s).
               Response:
               In response to the Staff’s comment and following consultation with ICO, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (pages 44-45 of the Form S-4/A) to include the requested information. A. Schulman confirms to the Staff, based on information received from ICO, that no offers were made to combine with ICO other than those disclosed in the initial S-4 filing.
16.	Please disclose the various alternatives to acquiring ICO that the special committee of A. Schulman’s board of directors discussed and the reason(s) for not pursuing these alternatives.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (page 45 of the Form S-4/A) to include the requested information.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

17.	Please disclose more information about the June 25, 2009 meeting in which, after discussions with its financial advisor, ICO decided to send Companies A and B a letter indicating that it was not for sale.
               Response:
               In response to the Staff’s comment and following consultation with ICO, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (page 46 of the Form S-4/A) to include the requested information.
18.	Please include more detail about the negotiation of the principal terms of the merger agreement, including consideration.
               Response:
               A. Schulman advises the Staff that all material discussions regarding consideration were described in the initial Form S-4 filing. With respect to the other principal terms, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (pages 50-51 of the Form S-4/A) to include the requested information.
19.	Please identify ICO’s directors who met with ICO’s senior management and Baker Botts to discuss the May 12, 2009 letter from A. Schulman.
               Response:
               In response to the Staff’s comment and following consultation with ICO, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (page 45 of the Form S-4/A) to include the requested information.
A. Schulman’s Reasons for the Merger, page 50
20.	We note the statement that the “board considered a number of factors, including, without limitation, the following.” [emphasis added] Please confirm for us that you have disclosed all material factors considered by the board.
               Response:
               In response to the Staff’s comment, A. Schulman confirms that the disclosure provided on pages 52-53 of the Form S-4/A provides a discussion of all material factors considered by the A. Schulman board of directors relative to A. Schulman’s decision to approve the pending merger and related transactions.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

Opinion of ICO’s Financial Advisor, page 57
21.	Please provide us copies of any outlines, summaries, reports, or board books prepared and furnished by J.P. Morgan and Arthur D. Little, Inc. to ICO’s board of directors.
               Response:
               In response to the Staff’s request, J.P. Morgan Securities Inc. (“J.P. Morgan”) has advised A. Schulman that it will deliver supplementally the requested materials related to the acquisition of ICO by A. Schulman and provided to the ICO board of directors on August 6, 2009, October 8, 2009 and December 2, 2009 to the Staff concurrent with the submission of A. Schulman’s Form S-4/A. ICO also has advised A. Schulman that it will deliver supplementally to the Staff, concurrently with the submission of A. Schulman’s Form S-4/A, the materials Arthur D. Little provided to the ICO board of directors on October 8, 2009.
22.	Please provide more detail about how J.P. Morgan selected the companies used in its comparable transactions and companies analyses. We note that these companies were chosen because they were in businesses deemed relevant or operate in business segments similar to ICO and A. Schulman. Also, disclose whether any companies meeting these criteria were excluded from the analyses and the reasons for exclusion.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Opinion of ICO’s Financial Advisor” (pages 62-64 of the Form S-4/A) to include the requested information.
23.	Please disclose which party recommended the consideration to be paid to J.P. Morgan. Please refer to Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation M-A.
               Response:
               Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation M-A require the registrant to disclose whether the amount of consideration to be paid was determined by the subject company or recommended by the outside party that delivered an opinion as to the fairness of the consideration. A. Schulman respectfully submits that this item relates to the determination of the consideration to be paid by the acquiring company in the merger transaction, not the consideration to be paid to the outside party rendering the fairness opinion. As such, this item does not require disclosure of which party recommended the consideration to be paid to J.P.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

Morgan. In response to the Staff’s comment, however, A. Schulman has, in consultation with J.P. Morgan, revised the disclosure provided under the caption “THE MERGER — Opinion of ICO’s Financial Advisor” (page 61 of the Form S-4/A) to clarify that J.P. Morgan did not recommend the consideration.
24.	Please disclose the compensation received or to be received by J.P. Morgan and its affiliates from A. Schulman in connection with the services described within the past two years. Please refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Opinion of ICO’s Financial Advisor” (page 67 of the Form S-4/A) to include the requested information.
25.	Please disclose the names of the Wall Street analysts referenced.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Opinion of ICO’s Financial Advisor” (pages 62 and 64 of the Form S-4/A) to include the requested information.
Schulman Board of Directors and Executive Officers After the Merger, page 65
26.	Please tell us why you have not filed consents under Rule 438 of Regulation C for Messrs. Gregory T. Barmore and Eugene R. Allspach.
               Response:
               In response to the Staff’s comment, A. Schulman advises the Staff that it inadvertently omitted the requisite Rule 438 consents for Messrs. Barmore and Allspach from its initial Form S-4 filing. Consequently, A. Schulman has attached to the Form S-4/A, as Exhibits 99.4 and 99.5, respectively, the requisite Rule 438 consents for Messrs. Barmore and Allspach.
Appraisal Rights of Dissenting ICO Shareholders, page 71
27.	Clarify in the first paragraph that the summary describes the material provisions of the Texas Business Organization Code relating to statutory rights of dissent and appraisal.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Appraisal Rights of Dissenting ICO Shareholders” (page 74 of the Form S-4/A).
Regulatory Approvals, page 73; Cooperation; Regulatory, Antitrust and Other Required Approvals and Clearances, page 89
28.	As appropriate, update the status of any required regulatory approvals.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the captions “SUMMARY — Regulatory Approvals,” “THE MERGER — Regulatory Approvals” and “THE MERGER AGREEMENT — Cooperation; Regulatory, Antitrust and Other Required Approvals and Clearances” (pages 11, 76 and 93 of the Form S-4/A, respectively) to include the requested information.
Litigation Related to the Merger, page 73
29.	As appropriate, update the status of any litigation related to the merger.
               Response:
               In response to the Staff’s comment and following consultation with ICO, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Litigation Related to the Merger” (pages 77-78 of the Form S-4/A) to include the requested information.
Material United States Federal Income Tax Consequences, page 74
30.	We note the assumptions “If the merger qualifies as a reorganization...” on page 10 and the discussion “assumes” the merger will constitute a reorganization on page 76. Revise to remove any uncertainty about the United States federal income tax consequences of the merger.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the captions “SUMMARY — Material United States Federal Income Tax Consequences” and “THE MERGER — Material United States Federal Income Tax Consequences” (pages 11 and 78 of the Form S-4/A, respectively).
31.	Delete the word “generally” in the first paragraph’s second sentence on page 10 because the word may imply that shareholders cannot rely on the disclosure. Revise elsewhere wherever similar disclosure appears in the proxy statement/prospectus. Alternatively, describe the basis for any uncertainty of the United States federal income tax consequences for United States holders.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the captions “SUMMARY — Material United States Federal Income Tax Consequences” and “THE MERGER — Material United States Federal Income Tax Consequences” (pages 11 and 78 of the Form S-4/A, respectively).
32.	Please delete the statement in the last paragraph on page 76 that the discussion is “for general information purposes only.” This language may suggest that you do not have full responsibility under the federal securities laws for this discussion.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Material United States Federal Income Tax Consequences” (page 80 of the Form S-4/A).
The Merger Agreement, page 77
33.	Delete the word “certain” in the first sentence because it may suggest that you have not included disclosure of all material provisions of the merger agreement.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “THE MERGER AGREEMENT” (page 80 of the Form S-4/A).

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

34.	Notwithstanding the inclusion of disclaimers in the second, third, fourth, fifth, and sixth paragraphs on page 77, A. Schulman and ICO are responsible for considering whether additional specific disclosures of material information about material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that, if specific material facts exist that contradict the representations, warranties, or covenants contained in the merger agreement, you have provided corrective disclosure. Additionally, address these items:
•	Statements suggesting that investors should not rely on the merger agreement as disclosure or that the merger agreement disclosures may not be materially complete. Revise to make clear that the description of the merger agreement in the proxy statement/prospectus contains all of the material terms and provisions of the merger agreement and remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws of the United States;

•	Language that the representations and warranties contained in the merger agreement were made only for purposes of the merger agreement and were solely for the benefit of the parties to the merger agreement suggests that the merger agreement does not constitute public disclosure under the federal securities laws of the United States. Revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws of the United States;

•	The statement that only the parties themselves and other specifically identified persons are third party beneficiaries under the merger agreement, particularly in the context of the discussion of the representations and warranties contained in the merger agreement, suggests that investors cannot rely on the information in the merger agreement. Please remove this statement;

•	Where you state that information about the subject matter of the representations and warranties contained in the merger agreement may change after the date of the merger agreement and subsequent information may or may not be fully reflected in A. Schulman’s or ICO’ s public filings or this proxy statement, clarify that your public disclosures will include any material information necessary to provide investors a materially complete understanding of the merger agreement disclosures.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “THE MERGER AGREEMENT” (pages 80-81 of the Form S-4/A).
Extensions and Waivers, page 96
35.	Please briefly describe the facts under which you may waive the conditions to the merger and any circumstances under which you would resolicit shareholders’ votes.
               Response:
               A. Schulman advises the Staff, after consultation with ICO, that neither A. Schulman nor ICO intends to waive the conditions to the merger and that the parties will recirculate the proxy statement/prospectus and resolicit proxies if any party to the merger waives material conditions to the consummation of the merger and such changes in the terms of the transaction render the disclosure previously provided to shareholders materially misleading.
Unaudited Pro Forma Condensed Combined Financial Information, page 97;
Unaudited Pro Forma Condensed Combined Statements of Operations, page 98
36.	Please revise your pro forma statement of operations to show, in the pro forma adjustment column, the replacement of the outstanding ICO shares and the issuance of the 5,100,000 common shares to be issued as partial consideration for the acquisition.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided in the “Unaudited Pro Forma Condensed Combined Statements of Operations” under the caption “UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS” (pages 102-103 of the Form S-4/A) to reflect the change in the Pro Forma column for the weighted-average shares outstanding and the change is explained further in Note 6(d).
Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 100
General
37.	Please include a footnote that provides a summary of the expected impact of the nonrecurring items that have been excluded from the pro forma statement of operations.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

               Response:
               In response to the Staff’s comment, A. Schulman advises the Staff that it included disclosure regarding the total estimated expenses remaining to be incurred by A. Schulman and ICO related to the transaction under the caption “NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS,” in the last paragraph of Note 2 in both the Form S-4 filed December 30, 2009 and the Form S-4/A (pages 105-106). The expected estimated restructuring charges as a result of the merger are also disclosed in this paragraph.
               The unaudited pro forma condensed combined statement of operations for the year ended August 31, 2009 does not exclude any non-recurring items related to the merger as no material non-recurring charges (approximately $0.4 million for the combined statements) were incurred in the year ended August 31, 2009. The unaudited pro forma condensed combined statement of operations for the three months ended November 30, 2009 excludes non-recurring charges of approximately $3.2 million for transaction costs related to the merger. This is disclosed under the caption “NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” in Note 6(f) (page 110 of the Form S-4/A).
Note 4 — Estimate of Consideration Expected to be transferred, page 102
38.	Please include a sensitivity analysis that specifically addresses the potential impact on the pro forma financial statements of changes in the purchase price resulting from changes in the value of the shares to be transferred.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided in Note 4 under the caption “NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” (page 107 of the Form S-4/A) to include additional discussion regarding an analysis of the potential impact on the unaudited pro forma condensed combined financial statements resulting from potential changes in the A. Schulman common stock price on changes in the final purchase price.
Note 5 — Estimate of Assets to be Acquired and Liabilities to be Assumed, page 103
39.	Please disclose and discuss the specific nature of the valuations that you will obtain to determine the fair values of the assets acquired and liabilities assumed. Additionally, please include a sensitivity analysis that specifically addresses the potential impact on the pro forma financial statements of changes in the preliminary purchase price allocation resulting from such valuations.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided in Note 5 under the caption “NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” (pages 108-109 of the Form S-4/A) to further explain the status of the valuation to be completed. A. Schulman does not believe a reasonable fair value adjustment to the largest areas where a value has not been estimated, such as property, plant and equipment, intangibles and contingent liabilities, can be completed as sufficient data is not available at this time to A. Schulman about the assets and liabilities. In addition, A. Schulman does not have any recent history of acquisitions of this size to provide a reasonable estimate of fair value. At this time, A. Schulman cannot determine if there is a value for the intangibles to be acquired or what the change, if any, would be related to property, plant and equipment. A. Schulman will use the appropriate methods to determine the fair value of the assets and liabilities when more information is available.
Note 6 — Adjustments to Unaudited Pro Forma Combined Statements of Operations, page 104
40.	Please revise note 6b to clarify how the amount of the adjustment was determined, including the underlying assumptions that you used to determine the amount.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided in Note 6(b) under the caption “NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” (pages 109-110 of the Form S-4/A) to elaborate on the assumptions used to estimate the decline in interest income as a result of using the cash to partially fund the merger and reduce debt.
Legal Matters, page 117
41.	Provide counsel’s address. See paragraph 23 of Schedule A to the Securities Act.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “LEGAL MATTERS” (page 122 of the Form S-4/A) to provide the requested information.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

Where You Can Find More Information, page 118
42.	Include the Commission’s filing numbers for filings by A. Schulman and ICO under the Exchange Act.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “WHERE YOU CAN FIND MORE INFORMATION” (page 123 of the Form S-4/A) to include the requested information.
Special Note Concerning Forward-Looking Statements, page 119
43.	Refer to your statement “...A. Schulman and ICO each disclaims any duty to update the information herein.” Please tell us the basis for your apparent belief that you can limit your obligation to update your prospectus in this manner. In particular, this assertion does not appear consistent with the requirements of Rule 408 of Regulation C.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS” (page 125 of the Form S-4/A) .
Exhibit 5
44.	We note the statement “This opinion is based upon limited to the substantive laws and legal interpretations under the Delaware General Corporation Law...” Provide written confirmation before the registration statement’s effectiveness that counsel concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting those laws.
               Response:
               In response to the Staff’s comment, the law firm of Vorys, Sater, Seymour and Pease LLP confirms that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting those laws.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

45.	We note the statement “we...assume no obligation to revise or supplement this opinion...” Since the opinion must speak as of the registration statement’s effective date, please revise. Alternatively, file a new opinion immediately before the registration statement’s effectiveness.
               Response:
               In response to the Staff’s comment, the Vorys law firm confirms revised legal opinion will be filed immediately before the effectiveness of the Form S-4.
46.	We note the statement “This opinion is furnished by us solely for the benefit of the Company...and may not be relied upon or used by any other person or for any other purpose.” You may limit the opinion as to purpose, but you may not limit the opinion as to the persons entitled to rely upon it. Further, we object to any language that states or implies that the opinion is “solely” for the benefit of the company. Please revise.
               Response:
               In response to the Staff’s comment, the Vorys law firm has provided a revised legal opinion in Exhibit 5.1.
Exhibits 8.1 and 8.2
47.	You are required to file executed tax opinions before the registration statement’s effectiveness since the conditions for receipt of tax opinions may be waived. Additionally, you must undertake to recirculate and resolicit if the conditions for receipt of tax opinions are waived and the change in tax consequences is material. Please revise.
               Response:
               A. Schulman advises the Staff, after consultation with ICO, that neither it nor ICO intends to waive the conditions to the merger and each of A. Schulman and ICO has been provided with a form of tax opinion from Jones Day and Baker Botts, respectively. These opinions will be executed and delivered by the respective law firms at a later date, and A. Schulman and ICO will file such signed opinions as exhibits to the Form S-4 prior to effectiveness. Furthermore, A. Schulman and ICO will recirculate the proxy statement/prospectus and ICO will resolicit proxies if the conditions for receipt of tax opinions are waived and the change in tax consequences is material.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

48.	When counsel elects to file a short form tax opinion, the opinion and the proxy statement/prospectus both must state clearly that the discussion in the proxy statement/prospectus constitutes counsel’s opinion. Neither the proxy statement/prospectus nor the opinion should state merely that the discussion in the proxy statement/prospectus “correctly describes” or is a complete and accurate summary of the United States federal income tax consequences. Please also revise the first sentence under the Material United States Federal Income Tax Consequences section on page 74 to state clearly that this is an opinion of counsel and not merely a summary of the material United States federal income tax consequences.
               Response:
               In response to the Staff’s comment, Jones Day and Baker Botts have provided revised tax opinions in Exhibits 8.1 and 8.2, respectively. Additionally, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Material United States Federal Income Tax Consequences” (page 78 of the Form S-4/A).
Exhibits 8.1
49.	We note the phrases “all as in effect on the date hereof’ and “as of the date hereof.” Since the opinion must speak as of the registration statement’s effective date, please revise. Alternatively, file a new opinion immediately before the registration statement’s effectiveness.
               Response:
               In response to the Staff’s comment, Jones Day has provided a revised tax opinion in Exhibit 8.1.
50.	We note the statement “This letter is furnished to you solely for use in connection with the Registration Statement...” Please delete the word “solely.”
               Response:
               In response to the Staff’s comment, Jones Day has provided a revised tax opinion in Exhibit 8.1.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

Exhibit 8.2
51.	We note the statement that “some of the conclusions in the Discussion...are premised on the provision by us and by Jones Day of opinions shortly before the Merger...” This is an unacceptable limitation or qualification. Please delete.
               Response:
               In response to the Staff’s comment, Baker Botts has provided a revised tax opinion in Exhibit 8.2.
52.	We note the statement “our opinion is based on the assumption that the matters will be properly presented to the applicable court.” This is an unacceptable limitation or qualification. Please delete.
               Response:
               In response to the Staff’s comment, Baker Botts has provided a revised tax opinion in Exhibit 8.2.
53.	Counsel must consent also to the discussion of the United States federal income tax consequences which constitutes its opinion in the proxy statement/prospectus. Please revise.
               Response:
               In response to the Staff’s comment, Baker Botts has provided a revised tax opinion in Exhibit 8.2.
Annex B
54.	We note the statement “This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.” We view this limitation as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Delete this limitation or disclose the basis for the financial advisor’s belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

rights and responsibilities of the board of directors under applicable state law and that the availability of the defense would have no effect on the rights and responsibilities of the financial advisor or the board of directors under the federal securities laws.
               Response:
               In response to the Staff’s comment, A. Schulman has been advised by J.P. Morgan as follows:
               J.P. Morgan respectfully advises the Staff that the statement identified refers only to the ICO board of directors’ ability to disclose, refer to or communicate the opinion and the contents thereof without J.P. Morgan’s prior consent and not to any ability of shareholders to rely on the opinion. This statement is also modified by the next sentence in the opinion, which provides that the opinion “may be reproduced in full in any proxy or information statement mailed to shareholders of” ICO. J.P. Morgan respectfully advises the Staff of its belief that statements in fairness opinions imposing limitations on the dissemination of such opinions are customary.
Exhibit 99.3
55.	All forms of proxy filed under Rule 14a-6(a) of Regulation 14A must be marked clearly “Preliminary Copies.” See Rule 14a-6(e)(1) of Regulation 14A, and revise.
               Response:
               In response to the Staff’s comment, A. Schulman has provided a revised form of proxy in Exhibit 99.3.
Undertakings, II-1
56.	Provide the Rule 430B undertaking required by Item 512(a)(5)(i) of Regulation S-K.
               Response:
               In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “Item 22. Undertakings” (page II-2 of the Form S-4/A) to include the requested information.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

A. Schulman’s 10-K
Risk Factors, page 11
57.	We note the statement “The risks that are discussed below are not the only ones we face. ” Since A. Schulman is required to disclose all risk factors that it believes are material at this time, please delete the statement in future filings. We note that the statement is included also in the November 30, 2009 10-Q on page 36.
               Response:
               In response to the Staff’s comment, A. Schulman will delete the line “The risks that are discussed below are not the only ones we face,” in its applicable future filings with the Commission, commencing with its Quarterly Report on Form 10-Q for the six months ended February 28, 2010.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 26
58.	We note that you present non-GAAP measures on pages 35 and 43 that exclude items you characterize as “unusual.” To the extent that the items you adjust for do not meet the specified criteria for being “unusual,” please revise your disclosures in future filings to change your description of these items. For guidance on this issue, please see Question 102.03 of our Compliance and Disclosure Interpretations: Non-GAAP Financial Measures. Please also refer to FASB ASC 225-20-45.
               Response:
               In response to the Staff’s comment, A. Schulman will revise its non-GAAP measures where it excludes items characterized as “unusual” to refer to those items in a different manner in compliance with Question 102.03 of the Commission’s Compliance and Disclosure Interpretations: Non-GAAP Financial Measure in its applicable future filings with the Commission, commencing with its Quarterly Report on Form 10-Q for the six months ended February 28, 2010.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

Liquidity and Capital Resources, page 47
59.	Please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants in your credit facility and senior notes. In addition, please present, for your most restrictive financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to understand more easily your current ability to meet, and continue to meet, your financial covenants.
               Response:
               A. Schulman has considered the guidance in Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. The release discusses two situations where discussion and analysis of material covenants may be required. First, companies that are, or are reasonably likely to be, in breach of such covenants must disclose material information about that breach and analyze the impact on the company if material; and second, companies should consider the impact of debt covenants on their ability to undertake additional debt or equity financing. At August 31, 2009 and November 30, 2009, A. Schulman concluded that further discussion was not required as it considered the likelihood of default to be remote and anticipated that for the foreseeable future the covenants would not materially impact A. Schulman’s ability to undertake any types of additional debt or equity financing of interest to A. Schulman. Further, A. Schulman cash balances at the above-mentioned dates provided ample liquidity, such that borrowings on its revolving line of credit were not required nor anticipated. In order to provide the Staff a perspective of A. Schulman’s ratios and compliance, A. Schulman has the following covenants for its long-term debt: (1) a maximum total net debt leverage ratio not to exceed 3.00 to 1.00 (A. Schulman’s total net debt leverage ratio was -1.89 to 1.00 at August 31, 2009); (2) a minimum interest coverage ratio not to be below 2.75 to 1.00 (A. Schulman’s interest coverage ratio was 11.30 to 1.00 at August 31, 2009); (3) a maximum priority debt ratio of total capitalization not to exceed 15% (A. Schulman’s priority debt ratio was 0% at August 31, 2009). Consequently, A. Schulman believes that quantification of its ratios is not material to an understanding of its financial condition or liquidity and not useful to the reader. In response to the Staff’s comment, A. Schulman will enhance its disclosure in the MD&A in applicable future filings with the Commission, commencing with its Quarterly Report on Form 10-Q for the six months ended February 28, 2010, to qualitatively address the ability to meet its financial covenants and will continue to consider the guidance if A. Schulman’s liquidity situation changes. The enhanced disclosure is indicated below in bold.
The Company has a $260.0 million credit facility (“Credit Facility”) which consists of credit lines of which the U.S. dollar equivalent of $160.0 million is available to certain of the Company’s foreign subsidiaries for borrowings in euros or other currencies. The Credit Facility, which matures on February 28,

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

2011, contains certain covenants that, among other things, limit the Company’s ability to incur indebtedness and enter into certain transactions beyond specified limits. The Company must also maintain a minimum interest coverage ratio and may not exceed a maximum net debt leverage ratio. As of February 28, 2010, the Company was not in violation of any of its covenants relating to the Credit Facility. The Company was well within compliance with these covenants as of February 28, 2010.
Critical Accounting Policies — Purchase Accounting and Goodwill, page 44
60.	In your disclosures you indicate that you use “valuation specialists to perform appraisals and assist in the determination of the fair values of the assets acquired and liabilities assumed.” Please tell us whether you consider these third parties to be experts and if consents are required in your registration statement. Please refer to Rule 436 of Regulation C for guidance.
               Response:
               In response to the Staff’s comment, A. Schulman does not consider the valuation specialists used to perform appraisals and assist in the determination of the fair values of the assets acquired and liabilities assumed to be experts in accordance with Rule 436 of Regulation C. Therefore, A. Schulman is not required to include consents in its Commission filings from the third party valuation specialists. A. Schulman will ensure compliance with Rule 436 of Regulation C in connection with its future use of valuation specialists.
Financial Statements and Supplementary Data, page 54
Consolidated Balance Sheet, page 57
61.	The amounts that you classify as other accrued liabilities are approximately 14% and 13% of total current liabilities at August 31, 2009 and August 31, 2008. To the extent applicable, please revise future filings to disclose separately any liabilities that exceed 5% of current liabilities as required by Rule 5-02.20 of Regulation S-X.
               Response:
               In response to the Staff’s comment, A. Schulman did not have any liabilities as of August 31, 2009 and August 31, 2008, included in the line item Other Accrued Liabilities, which exceed the threshold of 5% of Total Current Liabilities as required by Rule 5-02.20 of Regulation S-X. A. Schulman will ensure compliance with Rule 5-02.20 of Regulation S-X in all future Commission filings.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

A. Schulman’s Definitive Proxy Statement filed November 6, 2009
Base Salaries, page 16
62.	We note that you target base salaries at the 40th and 50th percentile of your peer group. In future filings, please clarify where salaries fell for each named executive officer as compared to the targeted parameters and the reasons for any variances.
               Response:
               In response to the Staff’s comment, A. Schulman will revise its future executive compensation disclosure to clarify the positioning of the salaries for each of its named executive officers, in comparison to its stated compensation positioning policy, and discuss reasons for variance from such policy.
ICO’s 10-K
Facing Page
63.	Our EDGAR system indicates that your Commission file number is 1-8327 and not 0-10068. Please revise in any future filings.
               Response:
               In response to the Staff’s comment, ICO will comply with the Staff’s comment relative to its Commission file number in all future filings.
Documents Incorporated by Reference
64.	Unless you intend to file a definitive proxy statement not later than 120 days after September 30, 2009, file an amendment to the 10-K to include the information required by Part III of Form 10-K.
               Response:
               In response to the Staff’s comment, ICO advises the Staff that it filed a Form 10-K/A on January 28, 2010, which includes the information required by Part III of Form 10-K.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

Disclosure Controls and Procedures, page 40
65.	We note your statement that “...management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures...” In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rulesifinal/33-8238.htm>.
               Response:
               In response to the Staff’s comment, ICO will comply with the Staff’s comment relative to its disclosure controls and procedures in all future filings.
Signatures
66.	ICO’s controller or principal accounting officer also must sign the Form 10-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the Form 10-K. See subparagraphs (a) and (b) of General Instruction D(2) to Form 10-K, and revise in any future filings.
               Response:
               In response to the Staff’s comment, ICO will comply with the Staff’s comment relative to the Commission’s signature requirements in all future filings.

       Legal Counsel
Securities and Exchange Commission
February 8, 2010

Closing
               A. Schulman and ICO believe that the foregoing explanations and proposed revisions are responsive to your comments. If you need any additional information, please contact me at (330) 208-1015.

Very truly yours,

/s/ J. Bret Treier, Esq.

cc:	Joseph M. Gingo, Chairman, President and Chief Executive Officer, A. Schulman, Inc.
A. John Knapp, Jr., President and Chief Executive Officer, ICO, Inc.
Craig E. Slivka, Special Counsel, United States Securities and Exchange Commission
David C. Minc, Vice President, Chief Legal Officer and Secretary, A. Schulman, Inc.
Lyle G. Ganske, Esq., Jones Day
James P. Dougherty, Esq., Jones Day
Charlotte Fischer Ewart, Esq., General Counsel and Secretary, ICO, Inc.
Gene J. Oshman, Esq., Baker Botts L.L.P.
Ryan Maierson, Esq., Baker Botts, L.L.P.
David Taylor, Esq., Locke Lord Bissell & Liddell LLP